Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

Powerbridge Technologies Co., Ltd.

(Name of Issuer)

Ordinary Shares, $ 0.00166667 par value per share

(Title of Class of Securities)

G72007100

(CUSIP Number)

Ban Lor

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Telephone: +86-756-339-5666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

1450 Broadway, 26th Floor

New York, NY 10018

Attention: Arila Zhou

Telephone: +1 (212) 530-2232

May 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G72007100

(1)	Name of Reporting Persons: Hybridge Holdings Ltd. (“Hybridge”) S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 3,588,169 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 3,588,169(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,588,169(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 39.11% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Hybridge is 100% owned by Ban Lor; accordingly, Ban Lor is deemed to control Hybridge.

(2)	Represents the voting power with respect to all of our Ordinary Shares. Accordingly, the percentage is based on the aggregate voting rights under 9,175,288 Ordinary Shares issued and outstanding as of May 29, 2020.

CUSIP Number: G72007100

(1)	Name of Reporting Persons: Ban Lor (“Ban”) S.S. or I.R.S. Identification Nos. of above persons: ###-##-####
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 4,602,332(1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 4,602,332 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,602,332 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
(13)	Percent of Class Represented by Amount in Row (11): 50.16% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of: (i) 3,588,169 Ordinary Shares held by Hybridge Holdings Ltd., a British Virgin Islands company, which is 100% owned by Ban; (ii) 339,680 Ordinary Shares held by Sunbrook One Ltd., a British Virgin Islands company (“Sunbrook”) which Ban, together with his spouse, owns and controls 65.35% equity interest and voting power; (iii) 338,082 Ordinary Shares held by Bitlakes Holdings Ltd., a British Virgin Islands company (“Bitlakes”) which Ban owns and controls 50.75% equity interest and voting power; and (iv) 336,401 Ordinary Shares held by Foxbit Holdings Ltd., a British Virgin Islands company (“Foxbit”) which Ban owns and controls 50.98% equity interest and voting power.

(2)	Represents the voting power with respect to all of our Ordinary Shares. Accordingly, the percentage is based on the aggregate voting rights under 9,175,288 Ordinary Shares issued and outstanding as of May 29, 2020.

CUSIP Number: G72007100

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”), amends the Schedule 13D (the “Schedule 13D”) filed on April 4, 2019 on behalf of the Reporting Persons as set forth therein with respect to beneficial ownership of the Ordinary Shares with a par value of US$0.00166667 per share (the "Ordinary Shares"), of Powerbridge Technologies Co., Ltd., a Cayman Islands exempted company with limited liability whose principal place of business is in Zhuhai, China (the “Company” or the “Issuer”). The purpose of this Amendment is to reflect 1,062,812 Ordinary Shares recently transferred by Hybridge Holdings Ltd., a British Virgin Islands company (“Hybridge”) which is 100% owned by Ban Lor, pursuant to certain Instrument of Transfer, dated as of May 20, 2020, by and between Hybridge and Hogstream International Ltd., a British Virgin Islands company wholly-owned by Stewart Lor (“Hogstream”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(a)	The names of the Reporting Persons are:

i.	Ban; and
ii.	Hybridge.

Ban owns (i) 3,588,169 Ordinary Shares held by Hybridge (ii) 339,680 Ordinary Shares held by Sunbrook, which Ban, together with his spouse, owns and controls 65.35% equity interest and voting power; (iii) 338,082 Ordinary Shares held by Bitlakes, over which which Ban owns and controls 50.75% equity interest and voting power; and (iv) 336,401 Ordinary Shares held by Foxbit, over which Ban owns and controls 50.98% equity interest and voting power.

Hybridge owns 3,588,169 Ordinary Shares of the Company. Bans owns 100% equity interest in Hybridge and Ban is therefore deemed the beneficial owner of such shares.

(b)

The principal business address of Ban is c/o Powerbridge, c/o 1st Floor, Building D2, Southern Software Park, Tangjia Bay, Zhuhai, Guangdong 519080, China.

The principal office address for Hybridge is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastsky Building, Road Town, Tortola, British Virgin Islands.

(c)	The principal business of Ban is the Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors.

The principal business of Hybridge is to act as investment holding company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Citizenship of Ban: United States of America

Hybridge is a company incorporated in the British Virgin Islands.

CUSIP Number: G72007100

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

Hybridge is a company formed under the laws of the British Virgin Islands. Its principal business is managing Ban’s personal assets and investments. Hybridge is also one of the original shareholders in the Company. The Board of Directors of the Company approved the sale and issuance of 7,751,634 shares to Hybridge, among other investors, on August 20, 2018.

Also included in the beneficial ownership calculation is the shares approved to be issued to Sunbrook, Bitlakes, and Foxbit by the Board of Directors of the Company on August 20, 2018. For more detail see Item 5.

On February 10, 2019, the Company effectuated a reverse split at a ratio of 0.6-for-1 to reduce its authorized capital shares from 50,000,000 ordinary shares with a par value of $0.001 per share to 30,000,000 ordinary shares with a par value of $0.00166667 per share. Therefore, the share numbers held by Hybridge and Ban appearing in this Schedule have been adjusted to give effect to such reverse split.

On May 20, 2020, Hybridge transferred 1,062,812 Ordinary Shares of the Company to Hogstream.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

CUSIP Number: G72007100

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

a.	The aggregate number and percentage of shares of the Company’s Ordinary Shares to which this Schedule 13D relates is 4,602,332 shares, constituting approximately 50.16% of the Company’s outstanding votes based on 9,175,288 Ordinary Shares issued and outstanding as of May 29, 2020.
b.	The beneficial ownership of each of the Reporting Persons is:
i.	Ban: 4,602,332 (50.16%), though his control over Hybridge, Sunbrook, Bitlakes and Foxbit.
ii.	Hybridge: 3,588,169 (39.11%).

Ban is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 4,650,981 votes reported herein through Hybridge and has sole voting power or disposition power over 339,680 votes reported herein through Sunbrook, 338,082 votes reported herein through Bitlakes, and 336,401 votes reported herein through Foxbit.

Hybridge hold 4,650,981 votes reported herein, but as the sole equity owner of Hybridge, Ban is deemed to control and/or have disposition rights and voting rights over such votes.

c.	Other than as described herein, the Reporting Person has not affected any transactions in Ordinary Shares during the 60 days preceding the date of this report.
d.	Not Applicable.
e.	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13 D is hereby amended and restated in its entirety as follows:

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons are also subject to a lock-up agreement. In connection with the Company’s initial public offering of its Ordinary Shares, the Reporting Persons signed lock-up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days from the date on which the trading of the Ordinary Shares on the NASDAQ Stock Exchange commenced, without the prior written consent of the underwriters (the “Lock-Up Agreement”). A copy of the form of such agreement is attached as Exhibit 99.2 and is incorporated by reference herein. The summary of the Lock-Up Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Company as Exhibit 4.2 to the Form 6-K filed on April 4, 2019 (and is incorporated by reference herein as Exhibit 99.2).

On May 20, 2020, Hybridge and Hogstream entered into an Instrument of Transfer, pursuant to which Hybridge agreed to transfer 1,062,812 Ordinary Shares of the Company to Hogstream in a consideration of nil.

The description of the Instrument of Transfer is qualified in its entirety by reference to the full text of each of such agreements, a copy of which is filed as Exhibits 99.3 to this Schedule 13D.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

CUSIP Number: G72007100

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated May 29, 2020

Exhibit 99.2	Form of Lock Up Agreement (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Company with the SEC on April 4, 2019.)

Exhibit 99.3*	Instrument of Transfer by and among Hybridge and Hogstream dated May 20, 2020

*	filed herewith

CUSIP Number: G72007100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2020

/s/ Ban Lor

Hybridge Holding Ltd.

By:	/s/ Ban Lor
Name: Ban Lor

*	The Reporting Persons disclaim beneficial ownership of the Ordinary Shares except to the extent of their pecuniary interest therein.